December 1, 2005

Mr. Burton H. Snyder, Esq.
Senior Vice President, General Counsel, and Secretary

The Hershey Company
100 Crystal A Drive
Hershey, Pennsylvania 17033

      Re:	The Hershey Company
      	Amendment No. 1 to Registration Statement on Form S-3
      Filed November 16, 2005
      File No. 333-128375

      Form 10-K for the year ended December 31, 2004
      Filed March 7, 2005
      File No. 01-00183

Form 10-Q for the quarters ended April 1, 2005, July 3, 2005, and
October 2, 2005
      Filed March 11, 2005, August 9, 2005 and November 9, 2005

Dear Mr. Snyder:

      We have reviewed your filings and response letter dated November 16, 2005 and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to prior comment 2. Please advise us of the percentage of your cocoa supply in recent periods that has come from the Ivory Coast. Disclose as appropriate the other information you provided regarding cocoa production, control of the company and the passive role exercised by the Trust, and any other material information not currently disclosed. For example, please disclose, in as much detail as necessary, the Pennsylvania legislation that could limit the sale of the company, as well as the impact this legislation could have on your company`s potential future stock price.

Form 10-K for the Fiscal Year Ended December 31, 2004

Consolidated Statements of Cash Flows, page 40

2. In your response to prior comment 7, you indicate your accounting for tax benefits associated with non-qualified stock options and where those tax benefits are disclosed in your Consolidated Statements of Stockholders` Equity. Please tell us and expand your disclosure in your financial statements to indicate how such benefits have been accounted for in your Consolidated Statements of Cash Flows and your Income Taxes note disclosures.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Gary Newberry at (202) 551-3761 or April Sifford, Branch Chief, at (202) 551-3684 if you have questions regarding comments on the financial statements and related matters.
Please contact Jason Wynn at (202) 551-3756 or Timothy Levenberg, Special Counsel, at (202) 551-3707 with any other questions. Direct all correspondence to the following ZIP code: 20549-7010.

							Sincerely,



							H. Roger Schwall
							Assistant Director

cc:	G. Newberry
	A. Sifford
      J. Wynn
      T. Levenberg

      via facsimile

      Rise B. Norman and Reza Odouli
      Simpson Thacher & Bartlett LLP
            (212) 455-2502

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Mr. Burton H. Snyder, Esq.
The Hershey Company
December 1, 2005
page 1


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
     MAIL STOP 7010